                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmerisourceBergen Corporation Commission File Number: 333-61440


Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

Contact:  Michael N. Kilpatric          Donna Dolan
          610/727-7118                  714/385-4226
          mkilpatric@amerisource.com    donna.dolan@bergenbrunswig.com
          --------------------------    ------------------------------



                    AMERISOURCE AND BERGEN BRUNSWIG CERTIFY
                COMPLIANCE WITH THE FEDERAL TRADE COMMISSION'S
                       "SECOND REQUEST" FOR INFORMATION

VALLEY FORGE, PA, and ORANGE, CA, July 27, 2001 - AmeriSource Health Corporation (NYSE:AAS) and Bergen Brunswig Corporation (NYSE:BBC) announced that today each of them has certified compliance with the Federal Trade Commission's request for additional information in connection with their previously announced plan to merge the two companies.

     Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, today's certification starts the FTC's 30-day review period, which will expire at midnight eastern daylight time on Monday, August 27, 2001. Termination or expiration of the review period is a condition to the consummation of the business combination.

     The companies expect to complete the merger by the end of August 2001.

     On March 19, 2001, AmeriSource and Bergen Brunswig announced that they had entered into a merger agreement to create a new company named AmerisourceBergen Corporation. Under the terms of the agreement, each share of Bergen Brunswig common stock will be converted into 0.37 shares of AmerisourceBergen common stock and each share of AmeriSource common stock will be converted into one share of AmerisourceBergen common stock.

About AmeriSource
-----------------

     AmeriSource Health Corporation, with approximately $14 billion in annualized operating revenue, is a leading distributor of pharmaceutical and related healthcare products and services, and the industry's largest provider of pharmaceuticals to acute care/health systems customers.

Headquartered in Valley Forge, PA, the Company serves its base of about 15,000 customer accounts through a national network of 22 strategically located drug distribution facilities. For news and additional information about the company, visit its web site at www.amerisource.com.
                      --------------------

About Bergen Brunswig
---------------------

     Bergen Brunswig Corporation, headquartered in Orange County, California, is a leading supplier of pharmaceuticals and specialty healthcare products as well as information management solutions and consulting services. Bergen's customers include the nation's healthcare providers (hospitals, nursing homes, physicians), drug stores, manufacturers and patients. Through its subsidiary companies, Bergen provides product distribution, logistics, pharmacy management programs, and Internet fulfillment strategies designed to reduce costs and improve patient outcomes across the entire healthcare spectrum. Bergen Brunswig press releases are available on the Company's web site at www.bergenbrunswig.com.
----------------------

Forward-Looking Statements
--------------------------

The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information About The Merger
---------------------------------------

   In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation,

Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.


                                 *  *  *  *  *

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 1




                               AMERISOURCE CORP.

                                 July 25, 2001
                                10:00 a.m. CDT



Moderator      Ladies and gentlemen, thank you for standing by. Welcome to the
                      AmeriSource Corporation Third Quarter Earnings conference call. At this time all lines are in a listen-only mode. Later there will be an opportunity for questions and answers. As a reminder, today's conference call is being recorded.

               I would now like to turn the conference call over to your host,
                      Mr. Michael Kilpatrick. Please go ahead.

M. Kilpatrick  Good morning, everybody and welcome to AmeriSource Health
                      Corporation's conference call covering third quarter results. I'm Mike Kilpatrick, Vice-President Corporate Investor Relations. Joining me today are David Yost, AmeriSource's Chairman and CEO, Kurt Hilzinger, President and Chief Operating Officer, and Jay James, Chief Financial Officer.

               As always, a caution concerning forward-looking statements and the additional information about the merger with Bergen Brunswig Corporation

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 2



                      contained in the company's earnings news release also apply to this conference call. AmeriSource assumes no obligation to update the matters discussed in this conference call and this call cannot be taped without the expressed permission of the company.

               As most of you know, AmeriSource looks to forums, such as this, as our primary vehicle for communicating our results. I want to welcome many of you who may be joining for the first time and are listening via our Web site. On the AmeriSource Web site under Investor Relations you will find a short slide presentation covering some of the points we will discuss today and you are welcome to follow along. As in the past, those connected by telephone will have an opportunity to ask questions after our opening comments.

                      Here is Dave Yost, AmeriSource Chairman and CEO, to begin our remarks.

D. Yost        Good morning, everyone and thank you for joining us. The June
                      2001 quarter was another outstanding performance for AmeriSource where our demonstrated ability to focus on execution again resulted in a record quarter in revenue and earnings. As noted in the press release, our revenue

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 3

                      for the quarter, excluding negligible bulk shipments, reached a record $3.5 billion, increasing about $600 million over the same period last year. That's a strong 20.5% increase. Good, solid revenue growth in this quarter, and 20% as well, for the first nine months of our fiscal year. Our bottom line performance was also a record for June quarter with net income of 25% over the same period last year. EPS for the quarter reached a record $0.57, a 21% increase over the $0.47 earned last year, which excludes the reversal of restructuring reserves in the prior year.

               We achieved these record results despite the impact of Health
                      Nexus, formerly known as New Health Exchange, which cost $0.02 per share this quarter and merger expenses which cost an additional $0.01. We continue to be disciplined in controlling our operating expenses to a record low as a percent of revenue and in managing our assets. The result was a robust return on committed capital of 26.4%, the best single measurement of our performance.

               As noted by the $900,000 in merger-related charges, the work is well underway to achieve the successful integration of AmeriSource and Bergen Brunswig Corporation following the close of our merger. We have filed all of the documents in response to the Commission's second request for

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 4




                      information, but we have delayed certification at the request of the FTC staff. Importantly, we would characterize this request as routine given the size of the transaction and what has been viewed as a quick response to the FTC's information request by the companies. We expect to certify shortly, and as most of you know, once we certify, the Commission has a 30-day review period, after which, if there is no objection, the merger will proceed. We remain on schedule to complete the merger of these two strong, service-oriented companies by the end of August following shareholder votes and the Federal Trade Commission review.

               Our integration activities are moving forward smoothly under the direction of Terry Haas and supported by Deloitte Consulting. Terry has extensive corporate and field experience at AmeriSource and was the unanimous choice of AmeriSource and Bergen to head this important function. Deloitte Consulting was unanimously selected to assist in the integration effort by a steering committee of AmeriSource and Bergen Brunswig executives after interviewing a number of qualified candidates. Kurt and I will continue to be actively involved in the integration process, of course.

               We have completed phase one of the integration, gathering the data needed to understand each company's business processes using ... in some circumstances to

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 5

                      avoid compromising competitive information. In phase two we are completing the details of the day one activities and laying out in detail the integration activities that will follow the close. The third and final phase will be the implementation. Combining these two companies is a large and challenging task and the efforts of the associates in both companies has been extraordinary.

                      Both companies have extensive integration experience and their successful track record is proving a tremendous asset to the planning process. As the process has progressed, we remain confident that at least $125 million of pre-tax operating cost synergies will be delivered by the end of year three. As a reminder, this kind of integration work is what this industry and these companies have done successfully numerous times as acquisitions were made and these companies created.

                      Turning to industry issues, the Medicare drug benefit continues to be in the news with the latest developments being the Bush administration's drug discount card and the Senate Democrats talking about passing a Medicare pharmaceutical benefits plan. Although it is unclear exactly how the cards will work or even if that is the mechanism that will be

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 6

                      utilized, nearly all scenarios, including pending legislation, point to added volume for the industry and AmeriSource, which of course, will be incremental, handled at a very low additional cost, and we expect, generate incremental profits.

                      Reimportation of pharmaceuticals was again raised in Congress with the House passage of an amendment allowing reimportation of pharmaceuticals for personal use. Because of the safety and liability concerns, we don't believe reimportation legislation will pass. Although, with our repackaging facility we would be well positioned to take advantage of this type of opportunity should we elect to do so.

                      The shortage of pharmacists has also been in the news lately, and as many of you know, AmeriSource has been addressing this critical industry issue with the development of a central processing center called Autonomics. Introduced in testing last year, it has been certified by the Ohio State Board of Pharmacy and is in operation in Ohio. The program significantly reduces over 20% of the pharmacists' time spent on prescription adjudication and other processing activities, increasing productivity, and providing pharmacists more time to assist patients and run the pharmacy.

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 7

                      The industry remains strong. According to the latest IMS health data, pharmaceutical sales this year will be well ahead of last year and dollar sales are expected to increase at a compound annual growth rate of almost 14% over the next five years, which we consider to be conservative. It is not economic growth that is fueling this expansion, but rather the demographic impact of the aging of America, increased utilization of existing medications, and new products.

                      Regarding the manufacturer's pricing environment, we do not see any fundamental change occurring and anticipate none going forward. While it is always difficult to predict exactly when manufacturer's price increases occur, we do not think there will be a fundamental change to the roughly 4% annual price increases that have been experienced in the last few quarters.

                      Health Nexus, the new name for the New Health Exchange, our industry initiative with several other distributor investors, continues to move actively forward. Health Nexus released their first product at the end of March and expect two additional releases soon. For those of you who are not familiar with Health Nexus, the investor's plan is to make this an

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                          Page 8

                      important utility that will allow all distributors and manufacturers to lower cost in the healthcare supply channel by moving together to common transaction formats that none of us can implement alone. Significantly, it is a complement to our own proprietary technology initiatives, such as AmeriSource's iECHO ordering and inventory system.

                      Our ability to sustain growth remains anchored in our passion for customer service. We continue to strive to improve our service, and we empower our distribution center general managers and regional managers to make the key customer decisions locally and quickly. Earlier this year two national acute care purchasing organizations, Novation and Premier, again voted AmeriSource number one in customer service among the national pharmaceutical distributors.

                      It was another terrific quarter for AmeriSource. We delivered strong sales momentum. We controlled our expenses and receivables. We delivered record third quarter profits, and continued our disciplined deployment of assets with a robust return on committed capital of over 26%. We again demonstrated that we focus on more than revenue. We are very excited about our pending merger with Bergen Brunswig, and we are doing the

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 9

                      integration planning work carefully so that the execution will reflect the performance you have come to expect from AmeriSource. These are truly exciting times for our company.

                      Now I want to turn the floor over to Kurt for some operational specifics and then Jay will cover the financials.

K. Hilzinger   Thank you, Dave, and good morning everyone. As Dave mentioned, this was another very strong, well-balanced quarter from a sales and operating standpoint. Our sales growth in the quarter was driven by our ability to add new accounts while growing our current base of business. Importantly, during the quarter we continued to focus our efforts on those new customer opportunities where we could achieve an adequate return on committed capital and where our higher service capability and offerings will be recognized.

               Jay will detail the specific customer group statistics, but in terms of highlights, in our market leading health systems group, we again benefited from the full impact of the $500 million annualized net new business from Novation, which we were awarded late last summer. In addition, we continue to add

                                                               AMERISOURCE CORP.
                                                       Host:  Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 10

                      new hospital and acute care business and renew agreements with a number of long-standing AmeriSource customers. In the Alternate Site group we gained numerous mid-sized and smaller accounts during the quarter while enjoying the positive impact of the large Anthem Prescription Management contract, which began late last year.

                      Our retail business continued to show accelerated growth. During the quarter we were awarded an incremental $200 million annualized contract with Family Meds Group, Inc., a rapidly growing national drugstore chain. While we have been doing business with Family Meds since January, we believe this additional reward was the result of our demonstrative responsiveness to Family Meds' needs and our overall customer service.

                      We continued our focus on the independent and retail chain customer segments. These retail customers rely on and pay us for our many value-added programs and services. In fact, later today Dave and I will be headed to our annual trade show for these customers, which are being held this week in Nashville. This forum provides a unique opportunity for us to interface directly with these customers and hear about their needs and challenges. Meeting attendance will be a record, with more than 1,000

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 11

               customers and hundreds of suppliers participating.


               In addition to contributing to the pharmacy profession through a number of continuing education and technology training programs, during the trade show we will showcase our many existing programs, introduce new programs, and seek our customers' input on new offerings currently under development.

               For example, at the show we will launch a version 3.0 of our highly successful iECHO ordering and inventory management portal designed to help pharmacies better manage their inventories with accurate, real-time information. iECHO has been growing in popularity with nearly 5,000 customers actively using the system. Version 3.0 upgrades, which are based on input from our pharmacy customers, include new group reporting capabilities, hand held order unit uploading, as well as a new on-line inventory reporting function. This industry-leading technology offering has been instrumental to our ability to capture new business.

               At the trade show we will also be releasing our latest edition of AmeriSource Index, our quarterly survey of key issues facing the

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 12

               pharmacy profession. We introduced this index this spring and it's begun to gain broad acceptance, with three appearances in USA Today and numerous trade press articles. The index is part of a broader strategy to expand AmeriSource's presence in the health care supply chain.

               Let me turn to some of our own productivity initiatives for the moment. During the quarter our centralization program, which we completed last year, continued to contribute to our results, most notably in terms of record low operating expense performance and improved procurement performance. Total operating expense as a percentage of operating revenues, including all IT costs, corporate overhead, and related expenses increased only 3.5%, including $900,000 spent on merger integration activities. That's an improvement of 39 basis points over the prior fiscal year to an all-time record low of 2.41%, and down sequentially in dollar terms from the March 2001 quarter. Record low operating expense ratios were reported in each of our 22 pharmaceutical distribution centers for the quarter.

               Significant productivity gains were achieved in IT, warehouse operations, and selling expenses, the very areas our centralization initiative was

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 13

               designed to address. On a year-to-date basis, our operating expense ratio is 2.47%, putting us on track to meet our full-year target of below 2.5%.

               In addition, two major technology initiatives were completed this quarter, which will provide further productivity gains. First, we completed the implementation of a new best in class procurement system. This system, in combination with our now centralized procurement function, generated an improved vendor margin contribution compared to year ago levels. During the quarter we successfully sourced more buying opportunities, and executed on those opportunities at more optimal levels while continuing to target returns on capital of greater than 20%.

               Further, as Jay will comment on in a moment, we completed a highly successful implementation of a new, company-wide financial and accounting system, which will allow us to improve our closing cycle, strengthen our general management capabilities to improve the access to data, and capture additional staff savings.

               Strong capital management discipline was again in evidence this quarter. Our net working capital investment as a percentage of sales improved over

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 14


               year ago levels, driven by a very strong one point day improvement in days sales outstanding, offset in part by an increase in inventory levels to take advantage of attractive vendor margin opportunities we sourced during the quarter. Lastly, our new Atlanta facility, which supports the new Novation business gained in the Georgia market, began shipping during the quarter and is running smoothly. Atlanta met our expectations as a modest contributor to operating income in the quarter.

               I want to make clear that in all of these efforts, both recent and going forward, we remain committed to a highly responsive, locally driven customer service model. This is the backbone of our competitive edge and we will continue to enhance it. We will continue to perform at the local level those activities that directly touch our customers.

               While during the quarter we have been actively engaged in a number of merger approval and integration activities, it's clear that based on the level of activity I've just outlined and the results of the quarter, that we remained focused on our business. In the third quarter fiscal 2001, we continued to build momentum, which gives us a high degree of confidence

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 15


               in AmeriSource's performance in the coming quarter and for the year.

               Now I'll turn the call over to Jay to review the financial results for the quarter.

J. James  Thanks, Kurt. Good morning, everyone. This clearly was a well-balanced quarter with strong improvements in a number of areas including revenues, earnings, return on committed capital, and the balance sheet. The future continues to look strong and I'll talk more about that at the end of my comments.

     Before I begin, let me mention that my comments and year-to-year comparisons will exclude special items for the third quarter of 2000. You will remember that in that period we reversed previous and no longer necessary restructuring reserves, which added about $0.01 to the quarter. At that time we viewed the quarter as a $0.47 quarter rather than the $0.48 reported. That is still our point of reference.

     Now let me give you the particulars of the quarter. Overall operating revenue for the quarter came in at a robust $3.52 billion. The revenue growth for the

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 16

               quarter at 20.5% reflects continuing top-line momentum and the impact of a number of new accounts, both large and small, as well as growth in existing accounts. This brings sales for the first nine months to $10.3 billion, up 20.1% from the same period of 2000.

          Let me give you more details on our institutional retail sales breakdown. For the quarter, our hospital or health system sales were 42% and Alternate Site was 12%, totaling 54% for institutional. Independents were 32% and non-warehousing retail chains accounted for 14% or 46% in total for retail. The comparable numbers for third quarter 2000 were health systems, 42%; Alternate Site, 9%; Independents, 37%; and retail chains, 12%. This represents strong double-digit growth in all areas except independents, which were up 5%. This primarily reflects the discontinuation of business with a retail buying group. On a same store basis, growth continues at a double-digit rate for the independents.

          Our gross margin in the quarter, as expected, declined by 32 basis points. The year-to-year decline reflects the net impact of a number of factors, including the changing customer mix to a higher level of larger institutional accounts and the continuing competitive environment, partially offset by improved

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 17

               vendor margins compared to third quarter 2000. For the nine months, the year-to-year decline in gross margin was 23 basis points. The LIFO provision for the quarter was a charge of $5.2 million compared to a charge of $4.2 million in the same period of the prior year. For the first nine months, the LIFO charge was $8.8 million versus $8.4 million in fiscal year 2000.

          Total operating expense for the quarter was $84.7 million, up from $81.9 million in the prior year third quarter. The $81.9 million excludes the impact of the reversal of the $1.1 million in previously accrued restructuring reserves. These operating expenses include depreciation and amortization costs of $4.2 million in third quarter 2001 versus $3.9 million in the prior year. Four hundred sixty-one thousand dollars of this quarter's $4.2 million in DNA represents amortizations, which are at about the same level as the prior year. The increase in DNA is primarily due to depreciation, which reflects the higher capital expenditures due to some of our project implementations.

          Looking at total operating expense as a percentage of operating revenue, this represents an improvement of 39 basis points to 2.41% from 2.80% in the prior year. This reflects, in part, our changing customer mix and efficiencies of scale,

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 18

               as well as the continued elimination of cost and continued productivity improvement throughout our distribution network. It also reflects bad debt expenses of $3.8 million in this quarter versus $5.3 million in third quarter 2000, implementation expenses relative to a number of our new systems and project initiatives, and $903,000 in merger integration planning expenses, which equates to about $0.01 per share. For the first nine months, operating expenses increased 7.9% to $255 million, while total operating expenses to operating revenues decreased 28 basis points to 2.47% from 2.75%.

               Our operating income for the quarter increased by 26% to $60.2 million. We showed an increase in operating margin of seven basis points year to year to 1.71%. For the first nine months of 2001, operating income increased 23.4% to $178.5 million and the operating margin improved by four basis points to 1.73%. The operating margin was impacted by the lower gross profit margin, but more than offset by the lower operating expense as a percentage of sales.

               Our results reflect the impact of the investment in Health Nexus, which is currently being accounted for on the equity method and which we are

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 19

               showing as a separate line item below operating income. This reduced income by approximately $2 million pre-tax or about $0.02 per share for the quarter, and $4.6 million pre-tax or about $0.05 per share for the first nine months.

               During the last conference call, I mentioned that we had successfully completed the first phase of our new financial systems project, which gives us better and more timely information. We now have successfully completed the second phase, which includes the centralization of our accounts payables process. This will allow us to reduce the head count associated with this function and generate a very good return on committed capital on the systems investment.

               Interest expense for the quarter decreased to $7.4 million from $8.4 million in 2000. The interest expense reflects higher average levels of debt offset by lower borrowing costs due to the lower spreads and lower interest rates, as well as the impact of the convertible financing. Average gross borrowings for the quarter were $532 million versus $505 million a year ago. Ending debt was $643 million versus $534 million in third quarter 2000. Cash increased to $94.3 million from $36.2 million in third

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 20

               quarter 2000. Therefore, on a net debt basis, reducing debt in both periods by cash, this year-to-year increase would be about $50 million. This year-to-year increase in debt reflected, among other factors, significant discretionary inventory opportunities, which made additional investment attractive. We would expect a significant amount of these discretionary inventories to be sold in the September quarter.

               Our borrowing spread under our existing revolving credit facility is currently at 37.5 basis points over LIBOR, reflecting our improved financial structure. For the quarter, average three-month LIBOR rates were down over 200 basis points compared to the same period the prior year. We continue to have ready access to the capital markets to meet the needs of our business, and I want to remind everybody that during the September quarter we did complete the issuance of $300 million in convertible debentures with a fixed interest rate of 5%. These bonds represented a valuable addition to our capital structure and should be accretive to earnings as we go through 2001 on a diluted basis. However, they do impact the calculation of EPS as explained by the supplemental table in the earnings release.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 21

               The effective tax rate for the quarter, as expected, was 38%. This is the same as the 38% for third quarter 2000 and year to date 2001. Average shares outstanding in the quarter of 52.9 million increased by 1.3 million from third quarter 2000, primarily due to option exercises. Diluted shares of 59.6 million for the quarter increased by 7.5 million from third quarter 2000 reflecting the dilutive impact of stock options, and 5.7 million shares reflecting the issuance of convertible notes in December 2000.

               Bringing this all to the bottom line, we delivered net income of $31.5 million, up 29% before special items in 2000. Diluted EPS for the quarter was $0.57, an increase of 21.3% versus the $0.47 of third quarter 2000, again excluding the special items mentioned earlier. For the first nine months, net income was up 26.9% to $89.2 million, and diluted EPS was $1.64, an increase of 20.6% over the $1.36 for the first three quarters of fiscal year 2000, again excluding the special items in 2000. Please note that EPS for 2001 rounds up to $1.64 for the first nine months versus the sum of the $0.49 reported in the first quarter and the $0.57 reported in both the second quarter and in this quarter.

               Moving to the balance sheet, for the quarter DSOs were down to a record

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 22

               17.2 days from 18.6 days a year ago. With the improvement driven both by customer mix as well as a strong focus on asset management at the local level. DPOs were up to 45 days versus
               39.6 days a year ago, reflecting the timing of inventory buying opportunities. Inventory levels of $1.96 billion were increased from prior year levels, and reflected necessary inventories to support the 20% revenue increase as well as the previously mentioned inventory buying opportunities. As a result, inventory turns decreased to 6.7 versus 7.2 a year ago. However, our net working capital investment as a percentage of sales for the quarter improved slightly to the lowest level in the last several years at 6.70% versus 6.71% at third quarter 2000 despite the increased level of inventories. Capital expenditures in the quarter were $5.9 million versus $4.7 million one year ago, reflecting the previously mentioned systems projects.

               Turning to return on committed capital, which you will recall is our primary financial metric in which we define as operating income excluding amortization, divided by fixed assets plus inventory and receivables less payables on a rolling 12-month basis. This reached a very strong level of 26.4% this quarter, continuing well above our stated target

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 23

               of 20% or better. This continues to reflect our disciplined use of capital and reflects a continuing trend of improvement from already impressive levels.

               Looking ahead to the rest of fiscal year 2001. We continue to be comfortable with a revenue growth rate of 20% for fiscal year 2001, which is clearly well above our long-term target of 15%. We also continue to be confident that strong cost discipline and additional productivity improvements, as well as changes in our customer mix, will deliver a lower operating expense for the year, below 2.5%. We anticipate good vendor margin opportunities will continue and we expect to be able to increasingly benefit from them. As a result, we are comfortable with the current analyst estimates for the year. These estimates reflect a consensus number of $2.27 for the year, which represents an increase of 20% over the $1.89 of fiscal year 2000. Importantly, we still anticipate ending the year with positive free cash flow of at least $50 to $100 million, driven by inventory reduction. All in all, a very solid quarter and the expectation for a very solid year.

               For a longer-term perspective, let me take a moment to remind you that we

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 24

                    are now in the middle of our normal, extensive, bottoms-up planning process. This would normally lead to a guidance on the outlook for fiscal year 2000 at our fourth quarter conference call. This year we are clearly involved in an equally intensive integration process addressing the expected merger of two strong businesses. While it is still too early to give guidance for next year on either basis, let me reaffirm our continuing long-term financial goals, which will also apply to the combined companies, and those are to achieve at least 15% revenue growth, 20% return on committed capital, and 20% EPS growth.

                    Now let me turn you back to Mike.

M. Kilpatrick  Thank you, Jay. We will now open the call to questions. I would remind you to limit yourself to one question with a follow up until all have had an opportunity. Then you may ask additional questions. Go ahead, Alan.

Moderator      Thank you. We'll take a question from the line of Ray Faltche with Bear Stearns. Please go ahead.

R. Faltche     Yes. Good morning. It's Ray Faltche with Bear. You touched briefly in the

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 25

               prepared remarks on the inventory build that we saw on the balance sheet, and I guess a little bit of an increase in the short-term debt. You talked about significant discretionary opportunity. I was wondering if you could put a little bit more color around that, if you think that's going to be an ongoing opportunity for the next several quarters, or was there something special in this last period that gave you some opportunity?

J. James     Again, one thing I would point you to is that we do expect to significantly reduce those inventory levels in the next quarter, and again, that's one of the key drivers on cash flow.

K. Hilzinger Ray, this is Kurt. I'll comment on the question a little bit from the standpoint that I think it's been an ongoing initiative here at AmeriSource to increase our procurement capabilities over the last year to 18 months. I think we're starting to see that come to fruition here a little bit. We've got new systems. We're now centralized. The net effect of what we're finding here is we're seeing more opportunities to make some buys than we have before. But, as always, we remain disciplined in our use of that capital. Those discretionary investments go in with an intent to return no less than 20% on a capital basis.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 26

             So with regards to a forward look here, as long as our procurement function continues to find opportunities and we can get at least a 20% return, we will continue to put the capital to use that way. In a 4% steady inflation environment, which is what we're anticipating, I think we're going to continue to have great opportunities in future periods.

R. Faltche   Great.  I appreciate that.  Thanks.

K. Hilzinger Yes.

Moderator    Pardon me. Then for our next question we will go to the line of
               Glen Santangello. Please state your firm followed by your question.

G. Santangello Yes. It's Glen Santangello from Salomon. David, I just have a couple of quick questions related to the merger. You know you gave us some comments earlier, but with respect to the FTC process, could you just sort of give us the background for why you decided to delay the certification? Was it the FTC that maybe gave you an indication up front that it might take them longer than 30 days to begin with or you just thought it would be a good

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 27

                    idea? Isn't it my understanding that the information has been in their hands for quite some time?

                Then sort of as a follow up to that, I know as part of their review process they also solicit customer feedback, and if you can give us a sense for how they do that and sort of how that's progressing at this point? I know in the past we talked about one GPO, potentially in the Midwest, that was squawking a little bit and I think there were some independents on the West Coast. So if you could just give us some additional color on those issues I think it'd be helpful.

D. Yost         Okay, Glen. First of all, in terms of the schedule, we really view the schedule that we're on right now as very routine, particularly given the size of this transaction, which was very, very large. Some observers would point out that we responded to the FTC's request faster than they expected us to do. We responded very, very quickly. So the request for delay is coming from the Federal Trade Commission, but we're looking to accommodate that. But again, I want to stress the word here, routine, because we really think that we're progressing exactly as we thought we would all along, and I think from the get-go back in March we were talking about this transaction

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 28

                    closing the end of August and we're still absolutely there.

                In terms of the customer response, Glen, you know, we think we've gotten very favorable support from our customer base. As Kurt and I mentioned, we're on our way to our annual trade show where we'll see a lot of these customers eyeball to eyeball, but I have talked with a large number. We will deliver to the FTC, literally hundreds of letters of support from our customers. So we do not think adverse customer reaction will be an issue here at all. In fact, we think that the customers will be very supportive of this transaction in part because they view this as the coming together of two service-oriented companies, which gives them a strong alternative in the marketplace. So we're very optimistic about the support we've gotten and will get from our customers.

G. Santangello  Can you just remind me, you know I hate to bring up the past, but back, last time around, did you receive favorable customer support last time around? What sort of reaction did the customers have back in '98?

D. Yost         Actually, Glen, it was a little mixed last time. We had some customers, some buying groups, who were opposed to the transaction. We would note that

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 29

                    the transaction we're bringing forward today is dramatically different than the situation last time. Some customers perceived that only having two large wholesalers last time around as decreasing their choice. This time around most customers perceive the playing field, in some sense, being even more level with three wholesalers of similar size; two very service-oriented customers coming together. So last time there was some adverse reaction, not this time around.

G. Santangello  Okay.  Thanks for those comments.

D. Yost         Okay, Glen.

Moderator       And for our next question we go to the line of Michael
                    Fitzgibbons. Please state your firm followed by your question.

M. Fitzgibbons      Good morning. It's Morgan Stanley. Could you just tell us
                    about whether you're working with Bergen on the roll out of your new financial procurement systems and to what extent?
                    Are they already implementing or is there input there or are you coordinating that roll out or is that something that you're going to have to sort of start over at Bergen once

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 30

                    you close the deal?

D. Yost         Michael, we've got a very intense, disciplined integration process under way. It's headed up, as I mentioned in my remarks, by Terry Haas who was unanimously selected by both companies. We've hired Deloitte Consulting. They have identified a number of threads of what they say are disciplines. That process is moving along very well.

                We have not made final decisions on what systems will be used, including procurement systems, but one of the things that's being encouraged is by how robust we have found both systems to be.

                Kurt, do you want to add anything?

K. Hilzinger    I would just kick in that Deloitte is doing a review. One of the rationales for selecting Deloitte, frankly, was that they knew Bergen's systems up and down the line. They've done a lot of work with Bergen through the years so they started with a leg up. They are in the process of doing a very comprehensive capability study for both sets of systems.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 31

               I think it's important to note this may not be an either/or decision here. There may be elements of either system that can be put together to have the system supporting the combined entities being more capable than either one independently. Procurement is a good example. We've gone to a state of the art procurement system here. Bergen was under review with its own analysis to whether they wanted to upgrade their procurement system. This made a logical place where we've, in fact, saved the combined company a step here because we've already got it in place and running well.

M. Fitzgibbons      Did you consider ever holding off on implementing these two systems until those reviews with Deloitte and Terry Haas and everybody else were complete?

D. Yost        We actually had committed to our system last fall, so we were well underway in our own process and we just elected to move forward with it because there was money to be gained for our shareholders.

K. Hilzinger   That's true for both systems.

M. Fitzgibbons      Okay. And one other question. Did you say what the bad debt charge was

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 32

                    in the quarter?

J. James       Yes. It was $3.8 million in the quarter, which again, runs a little bit higher than what our expectation would be.

M. Fitzgibbons      Okay. Hasn't that been the case for a number of quarters
                    now? I remember last summer you mentioning that you felt like you'd be back to sort of $1.5 million.

J. James       Right. Well, we ran $3.7 million in the first two quarters, $3.8 in the third quarter. That takes us to a rate that's about 11 basis points of sales. I would expect on a normal basis that to be more in the eight to nine basis point range. So we are running a little higher than normal and we do expect to trend back to those lower levels in the future.

D. Yost        I would also point out that if you looked at our bad debt
                    reserves as a percent of our total revenues, I think that you would find that they are very strong in the industry. We're kind of a conservative group.

J. James       Yes. We have a total reserve out there now of $40.2 million, which is approximately 3% of sales, and again, when you consider that a significant

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 33

                    portion of our sales base is the government, which is a pretty good credit risk. Those are pretty good numbers.

M. Fitzgibbons      Okay. And was there anybody in past quarters when you've
                    been...particular customers involved, you know, like Grand
                    Union in general. Is there anybody this quarter that led to a...?

D. Yost        Yes. Nobody really visible out there. Previous quarters it's been the jitneys and the Grand Unions and the Response Oncologies. This quarter there was, I think, one small hospital group out there, but nothing significant.

M. Fitzgibbons      Okay.  Thanks very much.

D. Yost        You bet.

Moderator      And next we will go to the line of Robert Willeby with Credit
                    Suisse First Boston. Go ahead, please.

R. Willeby     Thank you. Can you give us an idea as to the merger costs you might be expecting for July and August? And is it reasonable to assume, maybe,

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 34

                    Bergen's incurring similar types of costs?

D. Yost        I really can't comment, Bob, on what to expect from Bergen.

J. James       And I would say the activities will clearly, I can't say
                    specifically about July and August, but they'll clearly step up following the merger. That's when, you know, there'll be more things going on.

R. Willeby     Okay. And just from the standpoint of the Autonomics unit, you said it's up and running in Ohio. Can you give us an idea of the customer base and maybe the economics of a customer relationship?

D. Yost        We're really uncomfortable talking about specific customers, Bob, but I will tell you we mentioned that Kurt and I are on our way to the trade show. We hope to have a lot more customers at this time next week than we have now. But this saves the pharmacist a considerable amount of time. As you're well aware of, pharmacists are becoming very expensive people. There's a huge shortage of them. The national association of chain drug stores is estimating that shortage at some 7,000 physicians across the United States. So this is going to really allow the pharmacist to be a lot

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 35

                    more productive. It really kind of kicks in that that amount where the pharmacist is filling, say, 110 prescriptions or so, and wants to increase his productivity, and he's right at that verge of do you hire another pharmacist or do you try to come up with a system to become more productive and that's when Autonomics kicks in. So we're very excited about this and we think a large number of our regional small chains and entities will be as well.

R. Willeby     How do you get paid, though, I guess? That's what I'm trying to figure out.

D. Yost        We get paid for the service on a per scrip charge.

R. Willeby     Excellent. Thank you.

D. Yost        You bet.

Moderator      Thank you. For our next question we will go to the line of Seth
                    Tesch and Mr. Tesch is with First Union. Please go ahead.

S. Tesch       Hi. Good morning. Should we view the merger charge this quarter kind of like

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 36

                    we did for the quarter last year where this is really a $0.58 quarter versus a $0.57 quarter? How would you ask us to view that going forward?

J. James       Seth, this is Jay. We left it in, if you read our normal results this year, because we haven't closed the merger yet. I think going forward we'll look at it as being separate. You can view it how you want to, but that's the way we reported it and it ties in, clearly, with a 20% growth rate, which is clearly our long-term financial target.

S. Tesch       Okay. Great. And then secondly, I was curious to know, with your
                    LIFO provision being about $9 million for the first nine months of the year, I was curious to know what your target would be for LIFO for the fourth quarter or the fiscal year?

J. James       Again, each quarter's LIFO charge or credit is based on our outlook at that time, and as we've stated, we had higher inventories in the June quarter than we expect to have in the September quarter, which is all part of the calculation. Again, we have to manage this on a quarter-to-quarter basis. The one thing I will point out to you is that, historically, we have in the last four years ended up with a credit in the fourth quarter. And again,

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 37

                    history may not be an indicator of the future, but I'll just point out that we have ranged in that credit from $1 million to $8 million for the last four years.

S. Tesch       But no guidance as to where you think that's going to come in?

J. James       No. I mean I think we'll clearly do our best to bring it in at as a low a level as possible, but we believe that the charge in the third quarter was appropriate for the circumstances.

S. Tesch       Great. And then lastly, I just wanted to make sure. You can't have your shareholder vote until after you hear from the FTC, is that correct?

D. Yost        That is not correct. That's not correct, Seth. We can have the shareholder vote whenever we schedule it. It is not unusual for companies to have shareholder vote before you hear from the FTC.

S. Tesch       Okay. But you don't have it scheduled as of yet?

D. Yost        It is not scheduled as of yet.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 38

S. Tesch       Great. Thanks very much.

Moderator      And for our next question we go to the line of Ray Louis with
                    McDonald Investments. Go ahead, please.

R. Louis       Thank you. Good morning, everyone. Just a couple of quick ones that I missed in the prepared remarks. Jay, what was the cap ex number in the quarter?

J. James       The cap ex was $5.9 million.

R. Louis       $5.9 million?

J. James       Yes.

R. Louis       Okay. And at this point you don't have any indication in terms of what the total magnitude or timing of charges might be relative to the Bergen transaction, is that correct?

J. James       No. We would want to complete the process and we would prepare to tell you what we can following the completion of the merger.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 39

R. Louis       Okay. And perhaps backing up just a little bit on a more general kind of question, just looking at the overall market and the sort of 13 or 14% growth rate for the aggregate, and obviously, the expectations that you guys have to probably be slightly ahead of that, and likewise, some of your competitors out there. Could you guys talk a little bit about who you're taking share from and what the outlook continues to be in terms of that front just given the growth in the total pharmaceutical market?

J. James       We try to be a non-discriminatory share grabber when we have a chance, Ray. We take it from whoever we can get, whenever we can get it. So I think it really varies. I mean we've got strong revenue growth in all of our segments. We've picked up a lot of singles and doubles, as Jay likes to talk about with our independents. We've made several strides in the regional chains. Some of these regional chains are large, you know, well over 100 stores. I'd say the places where you have not seen us as of late is in these big contracts that have moved from time to time. Frequently that's because we perceive them to be very price sensitive. So we're out there trying to get customers where we can provide them more than just product at a price. We find those customers, literally, in every segment that we do business in and we'll continue to keep working on them.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 40

D. Yost        And let me add a thought here too, which is again, even though our financial model is a little bit more aggressive than, say, the IMS statistics, which is, as they've mentioned, we feel are possibly on the conservative side. Our model works at a lot lower level of growth than 20%. You know that mid-teen level allows us to deliver ongoing strong financial results.

R. Louis       Thank you very much.

D. Yost        You bet.

Moderator      And for our next question we will go to the line of John Green with Dresner, Klineworth, Washerstein. Go ahead, please.

J. Green       Thanks. I was wondering if you guys could give us your view of the pharmacist shortage sort of across your various customer bases, institutional, retail, and independent? And then sort of your assessment of your relative strengths and capabilities in helping each of those segments deal with that shortage.

D. Yost        John, I'll take a stab at it. I'm not sure I'm totally qualified to respond, but that's

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 41

               never stopped me before. You know, I would say that the pharmacist shortage is probably hitting the largest chains the hardest. They look for a large number of pharmacists, the working conditions there are not always perceived as as pleasant as in some of the smaller chains and the independents and the like. I think that to the extent that there is a pharmacist shortage, I think it will result in the independents and the small chains continuing to gain momentum and strength.

     This year the number of independents went up about one percent, you know, and a couple of hundred new pharmacies opened. I think that is in part a reaction to the pharmacist shortage. The idea being there is more opportunity, I might as well just hang up a shingle, if I'm going to have to work long hours and get the full rewards for it.

     So I think what's going to emerge and the opportunities that are going to emerge are more systems to make the pharmacist a lot more productive. Clearly, our Autonomics is a step in that direction. We also have some opportunities, we think, with our packaging operation where we can take the pharmaceutical pills, the pharmaceuticals in bulk, and package them in unit of use, unit dose, and the likes of the pharmacist does not have to

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 42

                    spend time counting out pills, pouring, licking and sticking, as they say. So I think it's going to represent an opportunity as we go forward for companies like AmeriSource.

J. Green       Great. What do you think about it on the institutional side? Do you think the shortage is hitting there and is there anything you can do to help out in that area?

D. Yost        You know the hospitals also have had some demands. As a general rule, they do not have the same kind of problems because many of the people who go to the hospital pharmacists are attracted to the very clinical setting that occurs there, where they have the opportunity to "practice" their profession more.

               We do have a number of productivity initiatives launched for the hospitals, as well, so that the pharmacist can spend more time up on the floor and not spend time worrying about their inventory.

J. Green       Okay. Great. Thanks a lot.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 43

D. Yost        You bet.

Moderator      And next we will go to the line of Andy Speller, and Andy Speller is with AG Edwards. Go ahead, please.

A. Speller     Good morning, guys. I just wanted to get some more color around the FTC issues. Can you give a comment as to what they're looking at? Are there going to have to be any divestitures in terms of distribution centers or customer areas or anything like that?

D. Yost        Andy, it's Dave. I'm not sure we know what they're looking at. We don't have any insight to that. I would be very surprised if any divestitures or the like were called for, Andy. In this kind of a business, it just does not lend itself to that kind of thing. It's not necessarily just the distribution centers you've got, but rather the customers and the systems and the like. So I would be very surprised to hear about any divestiture request.

A. Speller     So would that mean if whatever their second request issues weren't satisfied by your response, then it would either be termination of the merger or there would be no way to get over their concerns? I'm just trying to reconcile what they're trying to get at.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 44

D. Yost        Well, Andy, the truth of the matter is we don't know what they're trying to get at or where they will come out. If they had some concerns, we would certainly entertain them and see if we could give them some comfort on that. So we're certainly not ruling out anything as we go forward, but it's important to know we have not heard from them yet and we probably will not hear from them for some time, we think.

A. Speller     Okay. If I could just get another follow up in. In terms of how are you positioned with your current distribution network? If this merger doesn't go through, what sort of investments do you have to make in the long term in terms of keeping your customer base and moving forward if the merger doesn't happen to go through?

K. Hilzinger   Andy, it's Kurt. You know, prior to the agreement with Bergen,
                    AmeriSource had just completed its own distribution network study. So we had gone through, in a very systematic fashion, pinpointed where we wanted to make additional investments in our network, which included a handful of build outs and a handful of consolidations so that we were properly fitted to, one, our existing account base, and two, what we thought were going to

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 45

                    be attractive market opportunities down the road. So that was for the physical plant.

               In addition to that, you had heard us talk in the past about
                    Warehouse Management System, which is, basically, an automation-enabling technology. It goes in the warehouse, makes our warehouses basically a paperless environment. So that was on the boards as well. Frankly, ..., in fact, the technology offering that's available to the combined network for AmeriSource Bergen, but on a stand-alone basis, you know, we've got those plans in place and we're ready to execute on those if for some reason the FTC doesn't see the world our way. But again, that's not what we're anticipating at this point.

A. Speller     Could you quantify the dollars there?

K. Hilzinger   I think we could be looking at facility builds, you know there could be three to four new facilities that could go up in the AmeriSource network in the next three to four years. You know, you're talking anywhere between $10 and $20 million for a facility, depending on whether you own the land and the building. If you throw the land and the building in, you're closer to $20 million. If you do not and you're leasing a facility, you're down at the

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 46

                    $10 to $12, $13 million range. And we're talking about, these are large-scale, highly automated facilities, 200,000 to 250,000 square feet from a footprint standpoint.

A. Speller     Okay. Thanks a lot. I appreciate the color there.

K. Hilzinger   You bet.

Moderator      And next we have in queue a question from the line of Christopher
                    McFadden with Goldman Sachs. Go ahead, please.

C. McFadden    Thanks. Good morning, everyone.

D. Yost        Good morning, Chris.

C. McFadden    A couple of questions if I might? First of all, could you talk about the Health Nexus expenses this quarter again, some acceleration over the previous. What you think we'll see or should anticipate as we complete this calendar year. And what is your commitment to Health Nexus and its funding requirements looking out into calendar '02 and beyond? Also, I was hoping you could update us on a trend at the VA and how additive the VA

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 47

                    was to the strong institutional growth in the quarter?
                    Thanks.

D. Yost        First let me talk about Health Nexus, Chris. As we look out over the next couple of quarters, our September and our December quarter, I think it's reasonable to expect that Health Nexus could be a similar amount to where they are now. They're going to market with a couple of new products very soon. We look for them to be cash neutral in two more quarters or so. So the ramp up has come from the development cost. It's primarily people. We spend a lot of time watching those expenses, but I think they've got another couple of quarters to go before they turn the corner. They're signing up customers as we speak so we're optimistic that they'll meet their plan.

          The VA continues to be a strong performer. They're growing similarly to what our total business is and we continue to be happy with that account.

C. McFadden    Dave, if they don't hit their internal targets for cash flow neutrality, will these consolidated costs to your P&L continue to move into '02? Should that be our expectation?

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 48

D. Yost        I would expect to see something there, Chris, at least for the first quarter of '02 for us.

C. McFadden    Very good. Thank you.

Moderator      Then next we go to the line of Larry Marsch with Lehman Brothers.
                    Go ahead, please.

L. Marsch      Yes. Good morning, everyone. Just maybe a point of clarification to the extent you can comment. I know in your press release you suggest you anticipate completing the merger still by the end of August, which you had said is consistent with what you said in the past. Wouldn't that, by definition, mean that you're going to declare certification within the next week?

D. Yost        It would.

L. Marsch      So that would be the definition of shortly.

D. Yost        That would be a good definition of shortly.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 49

L. Marsch      Okay. And just to back up your commentary about some feedback that your information request was submitted earlier than, kind of, the norm. Do you have any general comment about what the norm usually is and how much quicker you were versus that?

D. Yost        The only thing I can tell you, Larry, is what we've heard from some of our attorneys, and they say that in a transaction this size, not unusual to take ten/twelve weeks, you know, something like that to respond to the FTC request. So that's all I've got to go on, but we were very diligent in moving forward to getting the information pulled together.

L. Marsch      Okay. Maybe as a follow up, in terms of bad debt expense.
                    Obviously, a smaller customer, Horizon, has declared Chapter 11 and named you as a creditor. What is the extent of your exposure there and do you feel like you've already had some reserving against that?

J. James       We feel our exposure is pretty limited there. We've been selling them on a secured basis and we feel we've got strong security there. So we think we're in pretty good shape.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 50

L. Marsch      All right. So we would not anticipate any charge associated with that?

J. James       That's our expectation, again, based on where we are in terms of having a secured position.

L. Marsch      Great. Okay. And maybe a quick follow up to, I think, Chris's question on Health Nexus, which is, do we have any confidence that these expenses may not continue to tick up a little bit before they round the bend? And how much control do you have as a partner in this process to make sure that doesn't happen?

D. Yost        I think we've got good cost controls in place, Larry. Being involved with Health Nexus is a little unusual because we are a partner, you know, we don't control it. Whereas Kurt runs a pretty tight ship on everybody and keeps them under their thumb, and in this case we've got a couple of partners. But I will tell you that they will continue to demonstrate good fiscal responsibility, and I remain confident that they are going to be able to deliver value to the marketplace and get paid for it probably by the end of this calendar year.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 51


L. Marsch      Okay.  Great.  That's all I had.  Thanks.

D. Yost        Thank you.

J. James       Thank you, Larry.

Moderator      And next we go to the line of Lynn Yaffi with Bank of America. Go ahead, please.

L. Yaffi       Hi. If you've answered these, please feel free to skip them and
                    I'll listen on the replay. I missed part of the beginning. I was just wondering if you could go through and break down further the sales, institutional versus retail in terms of hospital versus other and chain versus independents? And secondly, what was the Health Nexus loss in the quarter? And the final question is did you go through the ending debt average debt numbers and the average interest rate?

J. James        Lynn, this is Jay. We did go through all of that. It's on the replay, but I'd be happy to give it to you separately if you want to give me a call after this.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 52

L. Yaffi        That's fine.  Okay.  Thanks.

D. Yost         You bet.

Moderator       And next we go to the line of David Risenger. Please state your firm followed by your question.

D. Risenger     Yes.  Merrill Lynch.  Congrats on a strong quarter.

D. Yost         Thank you.

D. Risenger     Would you please just give us a sense for merger document
                    filing? Is that something that you can comment on and just what type of timing we should expect looking forward?

D. Yost         Are you talking, David, about the S-4?

D. Risenger     Yes.

D. Yost         I would say shortly you could expect that to be cleared. I would say shortly.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 53


D. Risenger     And then the time line from when you file it, could you just walk us through that?

D. Yost         You know, it has been filed, David. It hasn't been cleared yet.
                    There is a series of iterations where the SEC comes back and has comments and you respond to it. We're in the process of clearing those. After the SEC signs off on it, then you're free to go out to the shareholders, and, I think, the statutory requirements or regulatory requirements are simply in the neighborhood that after the mailing you have to give your shareholders 21 days in which to respond. That is, you cannot schedule a meeting prior to 21 days from when they get notice. So that kind of dovetails with the end of August as well. That's why we're confident that we can close this transaction by that time frame.

D. Risenger     That's great.  Thanks very much.

D. Yost         You bet.

Moderator       Our next question will be from the line of Lori Grumley with
                    John Hancock Advisors. Go ahead.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 54

L. Grumley      Hi. Lori Grumley at John Hancock. My question's been asked and answered. Thank you.

D. Yost         Thank you, Lori.

J. James        Good to hear from you, Lori.

Moderator       And next we'll go to the line of Bruce Babcock. Mr. Babcock with Seabrook Capital. Please go ahead.

L. Farron       This is actually Laura Farron for Bruce Babcock. When we spoke to you earlier in the quarter, you mentioned that you were going to have a meeting after the close of the merger. Is that still the plan?

D. Yost         Yes. We do plan it. We have not scheduled that of yet, but our intent is to have a meeting.

L. Farron       Okay.  Thank you.

D. Yost         You bet.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 55

Moderator       And next we go to the line of Leo Murphy with Pioneer
                    Investment Management. Go ahead, please.

L. Murphy       Good morning.  I guess it's good afternoon.

D. Yost         That's right, Leo.

L. Murphy       It just keeps rolling along. I was going to hold them, but I guess I'll do what everybody else does. I'll give you all of the questions. I'm trying to understand, there was a comment regarding the inventories by year end. Did I hear correctly that the inventory levels will be at a point where you will have basically reduced the current number by about $2 to $300 million by the end of the year, in other words, this quarter? Did I hear that correctly?

K. Hilzinger    We didn't quantify the number, but we do expect to reduce
                    inventories from current levels by the end of September.

L. Murphy       But if I heard you correctly, taking $50 to $100 million, in a sense ending the year at $50 to $100 on that operating cash flow basis would tend to imply

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 56

                    reducing that by about $300 million. Am I in the right church? I just want to get a feel for it.

K. Hilzinger    I think you're in the right church.

L. Murphy       The other question I had, I have two other questions. Comment if you would on the volume of scrips at the retail side. We've heard a lot about the shortage of pharmacists and so on, but when I saw scrips a couple of weeks ago, in terms of new scrip volume, go to a zero plus one percent, it's kind of an eye opener in a sense. I'm trying to understand why you think that's happening. And I have one other question.

D. Yost         You know, Leo, I don't know. To be brutally honest, this is the
                    kind...probably should. I look more at volume so I don't know. I will tell you it surprises me, but I don't know the answer to that.

L.Murphy        I'm especially surprised, I mean the refills are running 4% or
                    5%, but new scrips, scrips for new drugs are running at zero. And your industry is pumping out high, double-digit numbers so I'm scratching my head.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 57

                The last question. You talked about your service you're
                   developing to provide to the pharmacist to make his life somewhat more pleasant in terms of cutting down his time. Is that a natural fit with what Bergen is attempting to do with the remote scrip fills in the sense of having this central filled?

D. Yost         It is, Leo. In fact, it's a great opportunity for synergies, I think, because of the development costs involved in both. At this point, from what I know about the Bergen system, which is basically public information, they're going down a very similar path to what we are. So we think having these two programs together will decrease our development cost and it's a good example of the kind of synergies that we can have together.

L. Murphy       I appreciate it.  Thank you.

D. Yost         You bet.

M. Kilpatrick   This is Mike.  We'll take one more call.

Moderator       That will come from the line of Wayne Cooperman. Please state your firm followed by your question.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 58

W. Cooperman    Hi.  Cobalt Capital. I think you might have answered this. But does the equity in that loss, are you projecting that to stay at this level or decline going forward and is that in the estimates that are out there?

K. Hilzinger    Let me clarify that.  You are asking whether the...

W. Cooperman    You lost $2 million this quarter in your investment. Are you projecting the losses to increase or decrease, and when you give a guidance, I mean, are you factoring in this loss or do you consider that a non-operating number?

D. Yost         We're expecting those losses to consider at about that rate for the next couple of quarters.

W. Cooperman    And that's in the guidance?

D. Yost         Yes.

W. Cooperman    So the year after you'll get a pick up as those losses decline?

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 59

J. James        Yes.

D. Yost         That would be our hope.

J. James        Let me clarify one thing you said. We don't have it in
                    operating. It's actually below the operating income line.

W. Cooperman    Right.

J. James        So it's not in operating expense.

W. Cooperman    No. But I guess on the EPS, that's factored into your
                    EPS?

J.James         It is in EPS, yes, and net income.

W. Cooperman    All right.  Thanks.

D. Yost         Okay.

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 60

M. Kilpatrick   Well, I want to thank everybody for joining us on the call today. For those of you who are interested in hearing more about AmeriSource's story, we'll be presenting at three investor conferences during the coming quarter, and those are in New York with Bear Stearns on September 13th, with Merrill Lynch in London on September 25th, and in Nashville we'll be there the first part of October with Raymond James.

                With that I'd like to turn it over to Dave for some final
                    comments.

D. Yost         I just want to thank you all for joining us today. We're very excited about our quarter. We're very excited and enthusiastic about our future. We think we have good revenue momentum, good expense control, good control of our assets in a soild and growing industry. We're on our way to complete an outstanding merger with an outstanding merger with an outstanding company. We're very focused on our business and we look forward to visiting you next quarter. Thank you very much.

Moderator       Ladies and gentlemen, your conference will be made available for replay beginning at 2:30 p.m. today the 25th of July, 2001 running until August 1, 2001 at 11:59 p.m. During that time you may access the AT&T Executive

                                                               AMERISOURCE CORP.
                                                        Host: Michael Kilpatrick
                                                    July 25, 2001/10:00 a.m. CDT
                                                                         Page 61

                     Teleconference Service by dialing 1-800-475-6701 and international participants may dial 320-365-3844. The access code is 593131.

                That does conclude the conference call for today. Thank you for your participation and for using AT&T's Executive Teleconference Service. You may now disconnect.


                                 *  *  *  *  *

[LOGO] AmeriSource
       Delivering Healthcare Solutions(TM)

       Third Quarter FY 2001 Financial Results Conference Call & Webcast


                                                                  July 25, 2001

                                                          11:00 am Eastern Time

[LOGO] AmeriSource

                                  Your Hosts

     .  Dave Yost, Chairman & CEO

     .  Kurt Hilzinger, President & COO

     .  Jay James, CFO

     .  Mike Kilpatric, VP Corporate & Investor Relations

[LOGO] AmeriSource

                 Comment Regarding Forward Looking Statements


Certain information contained in this conference call includes forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act) that reflect the Company's current views with respect to future events and financial performance. Certain factors such as competitive pressures, success of restructuring or systems initiatives, market interest rates, regulatory changes, continued industry consolidation, changes in customer mix, changes in pharmaceutical manufacturers' pricing and distribution policies, changes in U.S. government policies, customer insolvencies, the loss of one or more key customer or supplier relationships and other matters contained in the Company's 10-K for fiscal year 2000 and other public documents could cause actual results to differ materially from those in the forward-looking statements. The Company assumes no obligation to update the matters discussed in this conference call. Also you may not tape this conference call without the expressed permission of AmeriSource.

[LOGO] AmeriSource

                              Record Performance

     . Record Operating Revenue

            Up 20% for 3rd Quarter

     . Record Net Income

            Up 25% for 3rd Quarter

     . Record Earnings Per Diluted Share

            Increased 21% to $.57 in 3rd Quarter

     . Return on Committed Capital 26.4%

[LOGO] AmeriSource


                              Amerisource Overview


 .     Revenue Momentum

 .     New Value-Added Solutions

 .     Merger Expected to Close in August

 .     Number One in Customer Service

[LOGO] AmeriSource

                               Industry Overview

     .  Industry Growing
         --  IMS Health projects 13.8% growth

     .  Medicare Benefit
         --  New volume incremental & profitable
         --  AmeriSource can handle added volume

     .  AmeriSource Addressing Pharmacist Shortage

[LOGO] AmeriSource

                           3Q Financial Performance

                          ($ in millions except EPS)

        [GRAPH]                                               [GRAPH]

      Net Income                                                EPS*
        + 25%                                                  + 21%
     3Q'00  $25.1                                            3Q'00  $.47
     3Q'01  $31.5                                            3Q'01  $.57

* Based on $0.47 EPS in 3Q 2000

[LOGO] AmeriSource

                           Total Operating Expenses*

(% to operating revenues)

                                    [GRAPH]

      '96      3.69%
      '97      3.27%
      '98      3.16%
      '99      3.07%
      '00      2.75%
   Q1 '01      2.53%
   Q2 '01      2.49%
   Q3 '01      2.41%

* Excluding special charges

[LOGO] AmeriSource

                      Return on Committed Capital (ROCC)


                                    [GRAPH]

     '97*      24.5%
     '98*      24.2%
     '99*      24.6%
     '00       25.2%
  Q1 '01       25.9%
  Q2 '01       26.2%
  Q3 '01       26.4%


          Return on Committed capital =           EBITA divided by
                                             --------------------------
                                             + Accounts Receivable
                                             + Inventory
                                             + Net Property & Equipment
                                             - Accounts Payable
* Excludes CD Smith pooling

[LOGO] AmeriSource

                          Long Term Financial Targets

                                    [GRAPH]

     Revenue        15% +

     EBIT           15% +

     ROCC           20% +

     Earnings       20% +

[LOGO] AmeriSource

                                 Bright Future

                                    [GRAPH]

     Pharmaceutical Distribution Remains Core

     Revenue Momentum

     Discipline & Commitment

     Continuing to Deliver